# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spruce Biosciences, Inc., CIK 0001683553
CUSIP: 85209E208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 740, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/18/2026
Filed by CIK 0001527166
Persons authorized to receive notices and communications: Jeffrey Ferguson, The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220S, Washington, District Of Columbia (DC), 20004, (202) 729-5626

## Reporting persons
- The Carlyle Group Inc. (CIK 0001527166): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
- Carlyle Holdings I GP Inc. (CIK 0001548626): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
- Carlyle Holdings I GP Sub L.L.C. (CIK 0001548627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P. (CIK 0001548628): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
- CG Subsidiary Holdings L.L.C. (CIK 0001790577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C. (CIK 0000933790): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
  Comment: Limited Liability Company
- Carlyle Investment Management L.L.C. (CIK 0001354120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
  Comment: Limited Liability Company
- Carlyle Genesis UK LLC (CIK 0001941860): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
  Comment: Limited Liability Company
- Abingworth LLP (CIK 0001397144): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)
- Abingworth Bioventures VII LP (CIK 0001688313): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 50,893; sole dispositive power 0; shared dispositive power 50,893; aggregate amount beneficially owned 50,893 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spruce Biosciences, Inc.
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 740, South San Francisco, California (CA), 94080
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on October 16, 2020 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Spruce Biosciences, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended as follows:

Bali Muralidhar, who represented Abingworth Bioventures VII LP on the Issuer's board of directors, resigned as a director in October 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, based on 1,070,370 shares of Common Stock outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. The amount of Common Stock reported herein reflects a 1-for-75 reverse stock split effected by the Issuer on August 4, 2025.

The Reporting Persons beneficially own 50,893 shares of Common Stock, or approximately 4.7% of the shares of Common Stock outstanding, which include (i) 38,620 shares of Common Stock held of record by Abingworth Bioventures VII LP, (ii) 1,233 shares of Common Stock underlying stock options exercisable within 60 days of the date hereof held for the benefit of Abingworth Bioventures VII LP and (iii) 11,040 shares of Common Stock underlying the Standard Warrants exercisable within 60 days of the date hereof.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VII LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 50,893

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 50,893
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

## Signatures
- The Carlyle Group Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (02/18/2026)
- Carlyle Holdings I GP Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- Carlyle Holdings I L.P.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- CG Subsidiary Holdings L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- TC Group, L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- Carlyle Investment Management L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- Carlyle Genesis UK LLC: By: Carlyle Investment Management L.L.C., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/18/2026)
- Abingworth LLP: /s/ Emma O'Reilly, Emma O'Reilly, Authorized Signatory (02/18/2026)
- Abingworth Bioventures VII LP: /s/ Emma O'Reilly, Emma O'Reilly, Authorized Signatory (02/18/2026)